

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

David Fong
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
1291-B NW 65th Place
Fort Lauderdale, FL 33309

   Re: Imaging Diagnostic Systems, Inc.
   Registration Statement on Form 10
   Filed August 28, 2018
   File No. 000-26028

Dear Mr. Fong:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Electronics and Machinery

cc: Robert B. Macaulay, Esq.